Exhibit (d)(20)(iv)

EQ ADVISORS TRUST

AMENDMENT NO. 1

AMENDED AND RESTATED

INVESTMENT ADVISORY AGREEMENT

AMENDMENT NO. 1 to the Amended and Restated Investment Advisory Agreement dated as of June 22, 2007 (“Amendment No. 1”), between AXA Equitable Life Insurance Company, a New York corporation (“AXA Equitable” or “Manager”) and Janus Capital Management LLC, a limited liability company organized under the laws of the State of Delaware (“Adviser”).

AXA Equitable and Adviser agree to modify the Amended and Restated Investment Advisory Agreement, dated as of August 1, 2006 (“Agreement”) for the EQ Advisors Trust (“Trust”) as follows:

1. Removed Portfolio. All references to the AXA Enterprise Multimanager Core Equity Fund of the AXA Enterprise Multimanager Funds Trust are hereby removed.

2. Name Change. The name of the AXA Premier VIP Large Cap Core Equity Portfolio of the Trust is changed to the Multimanager Large Cap Core Equity Portfolio.

3. Existing Portfolios. The Manager hereby reaffirms its appointment of the Adviser as the investment adviser to the Multimanager Large Cap Core Equity Portfolio and the EQ/Janus Large Cap Growth Portfolio.

4. Appendix A. Appendix A to the Agreement setting forth the Portfolios for which the Adviser is appointed as the investment adviser and the fee payable to the Adviser with respect to the Portfolios is hereby replaced in its entirety by Appendix A attached hereto.

5. Ratification. Except as modified and amended hereby, the Agreement is hereby ratified and confirmed in full force and effect in accordance with its terms.

IN WITNESS WHEREOF, the parties have executed and delivered this Amendment No. 1 as of the date first set forth above.

AXA EQUITABLE LIFE INSURANCE COMPANY		JANUS CAPITAL MANAGEMENT LLC

By:	/s/ Steven M. Joenk	By:	/s/ Chris Furman
	Steven M. Joenk		Name:	Chris Furman
	Senior Vice President		Title:	Vice President and Director

APPENDIX A

AMENDMENT NO. 1

AMENDED AND RESTATED

INVESTMENT ADVISORY AGREEMENT

Related Portfolios	Annual Advisory Fee Rate***

Large Cap Core Equity Portfolios, which shall consist of the following Allocated Portion and Other Portfolio** (collectively referred to as “Large Cap Core Equity Portfolios”):

EQ/Janus Large Cap Growth Portfolio

Multimanager Large Cap Core Equity Portfolio, a series of AXA Premier VIP Trust*,**

0.55% of the Large Cap Core Equity Portfolios’ average daily net assets up to and including $100 million; 0.50% of the Large Cap Core Equity Portfolios’ average daily net assets over $100 million up to and including $500 million; and 0.45% of the Large Cap Core Equity Portfolios’ average daily net assets in excess of $500 million.

*	Fee to be paid with respect to this Portfolio shall be based only on the portion of the Portfolio’s average daily net assets advised by the Adviser, which may be referred to as the “Janus Allocated Portion.”

**	Other Portfolio is another registered investment company (or series or portions thereof) that is managed by the Manager and advised by the Adviser, which is classified as a “Large Cap Core Equity Portfolio.”

***	The daily advisory fee for the Related Portfolios is calculated by multiplying the aggregate net assets of the Related Portfolios at the close of the immediately preceding business day by the annual Advisory Fee Rate calculated as set forth above and then dividing the result by the number of days in the year. The daily fee applicable to the Janus Allocated Portion is the portion of the daily advisory fee for the Related Portfolios equal to the Janus Allocated Portion’s net assets relative to the aggregate net assets of the Related Portfolios, including the Janus Allocated Portion, used in fee calculation.